

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Fred W. Cooper
Chief Executive Officer
KwikClick, Inc.
585 West 500 South Suite 130
Bountiful, Utah 84010

Re: KwikClick, Inc.
Registration Statement on Form 10-12G
Filed September 30, 2021
File No. 000-56349

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Business, page 8

1. Please disclose that the company has not yet generated revenue, has a net loss of $182,609 for the year ended December 31, 2020, and that there is substantial doubt about the company's ability to continue as a going concern.

Software Licensing and Exclusivity Agreement, page 11

2. We note that in connection with your Software Licensing and Exclusivity Agreement with New Age Inc., NewAge, Inc. will permanently transfer ownership of its entity named ARIIX Trading (Shanghai) Co., Ltd. to Kwikclick for Kwikclick’s exclusive use. Please describe in more detail the terms of this transfer and how it will be accounted for. Tell us the current status of the transfer. Please provide a brief summary of common ownership interest in ARIIX and Kwikclick. That is, clarify whether the entities are under common control.

3. Revise to include a discussion of this transaction in your subsequent events footnote disclosures in accordance with ASC 855-10-50-2. In addition, please clarify the amount of consideration Kwikclick will be receiving in addition to the monthly $50,000 base license fee. Disclose the significant terms of recognizing license fees above the base amount.

4. Please disclose the termination provisions of the Software Licensing and Exclusivity Agreement with NewAge. In this regard, we note that the agreement permits NewAge to terminate the agreement at any time if it is not satisfied with the function or performance of the software.

5. We note that Item 6.2 of your Software Licensing and Exclusivity Agreement with NewAge includes the transfer of ARIIX Trading (Shanghai) Co., Ltd ("ARIIX") to Kwikclick. Please revise your disclosure to provide a discussion of the operations of ARIIX and the status of any approvals required by the transfer by the PRC. In addition, include a discussion regarding whether you expect a material amount of revenue to be derived from China and the estimated value of ARIIX. Finally, include disclosure regarding whether Mr. Cooper will have a controlling interest in ARIIX upon completion of the transfer.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 41

6. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Management, page 45

7. Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

Employment Agreements, page 48

8. Please revise to include a discussion of the employment agreement with Matthew Williams filed as exhibit 10.2.

Certain Relationships and Related Transactions, page 49

9. We note your disclosure that "Mr. Cooper has significant connections at and is able to have significant influence over NewAge." Please revise to provide additional detail regarding the level of control Mr. Cooper has at NewAge and provide additional context

regarding the significant influence he holds.

CONSOLIDATED BALANCE SHEETS, page F-3

10.   Please clarify why the stockholder's equity balances presented in the unaudited balance sheet as of December 31, 2020 do not agree to the amounts presented in the audited balance sheet.

NOTE 1. GENERAL ORGANIZATION AND BUSINESS, page F-7

11.   You disclose that the historical financial statements are presented under predecessor entity reporting wherein the prior historical information consists solely of KwikClick, LLC's results of operations and cash flows beginning from February 20, 2020 (the date of inception) through June 30, 2020. Please tell us in more detail how you concluded that KwikClick, LLC is the predecessor of the Company. Clarify why you do not present financial statements of KwikClick, LLC for the period that it was deemed a predecessor. That is, the predecessor generally will have financial statements for the year ending December 31, 2019 and for the period January 1, 2020 to February 19, 2020. Please advise.

NOTE 7. Subsequent Events, page F-12

12.   Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a). Similar revisions apply to your year-end disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David S. Hunt